S 20007925

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2020

Washington DC 415

SEC FILE NUMBER
8-69627

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unlu Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Ave
(No. and Street)

New York	NY	10177
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Portnoff 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Portnoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unlu Securities Inc, as of December 31, 20 019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Contents
Year Ended December 31, 2019

MAZARS

Report of Independent Registered Public Accounting Firm

To the Shareholder of Unlu Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Unlu Securities Inc., (the "Company") (a wholly-owned subsidiary of Unlu Menkul Degerler A.S.), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

New York, NY
February 21, 2020

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

Unlu Securities Inc.
(A Wholly-Owned Subsidiary of Ünlu Menkul Degerler A.S.)
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	479,790
Due from Parent		17,850
Prepaid expenses and other assets		25,903
Total assets	$	523,543
Liabilities and stockholder's equity		
Due to Parent	$	100,192
Accounts payable and accrued expenses		35,567
Total liabilities		135,759
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		1,509,990
Accumulated deficit		(1,122,216)
Total stockholder's equity		387,784
Total liabilities and stockholder's equity	$	523,543

See accompanying notes to financial statement.

1. Organization and Nature of Business

Unlu Securities Inc. (the "Company") is a wholly-owned subsidiary of Ünlu Menkul Degerler A.S. (the "Parent"), a Turkish financial institution. The Company was incorporated in Delaware on February 9, 2015. The Company registered as a broker-dealer under the Securities Exchange Act of 1934 and became a non-clearing member of the Financial Industry Regulatory Authority (FINRA) on February 10, 2016 and commenced operations on the same date.

The Company focuses primarily on sales and trading of Turkish-related fixed income and equity products, including private placements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Concentration of Risk - Cash

The Company maintains its cash balances in a single financial institution which, at times, exceeds federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents. At December 31, 2019, the balance in excess of insured amounts is approximately $230,000.

Revenue Recognition

The Company recognizes revenues in accordance with ASC 606, "Revenue from Contract with Customers". The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company recognizes research revenue when the Company provides research to a customer and collectability is assured. The Company believes that the performance obligation is satisfied at a point in time when research is provided and collectability is probable as the customer can benefit from the research services alone.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740. The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed as the difference between the financial statement and tax bases of assets and liabilities based on presently enacted tax laws and rates. Valuation allowances are established to reduce deferred tax assets when it is deemed more likely than not that such assets will not be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Interest and penalties related to unrecognized tax benefits are recorded in the income tax provision. U.S. GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more likely-than-not" of being sustained by the applicable tax authority. The Company recognizes the effect of income tax positions if those positions are more likely than not of being sustained.

Related Party Transactions

During the normal course of business, the Parent provides various services that accounts for a portion of the Company's business activities.

2. Summary of Significant Accounting Policies (continued)

Related Party Transactions (continued)
Pursuant to a brokerage and services agreement, the Company earns commission on trades executed and cleared by the Parent. In return, the Company pays clearing costs equal to 50% of the commission earned in connection with the agreement. The Company earned commission income of approximately $86,400 for the year ended December 31, 2019, from the Parent. Commission receivable amounted to approximately $17,900 at December 31, 2019 and are reported as Due from Parent in the accompanying statement of financial condition. Commission receivable as of December 31, 2018 was approximately $103,800 which was collected during the year. The related clearing fees charged by the Parent amounted to approximately $43,200 for the year ended December 31, 2019.

The Parent allocated salary expenses to the Company, based on the CEO's estimated time spent each month for the Company. Approximately $39,000 was allocated in 2019. The Company owes the Parent $100,192 at year ended December 31, 2019 relating to salary allocation and is reported as Due to Parent in the accompanying statement of financial condition.

Accounting Developments
In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. As the Company's current lease term is for 12 months, management has elected to account for its short-term lease by recognizing the lease payments in operations on a straight-line basis over the term of the lease.

3. Regulatory Net Capital Requirement

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1-a-2-i). The Company has elected the alternative standard, which requires the maintenance of the greater of $250,000 or 2% of aggregate debit items in minimum net capital. At December 31, 2019, the Company had net capital (as defined) of $361,880 which was $111,880 in excess of the required minimum net capital of $250,000.

4. Income Taxes

At December 31, 2019, the Company had federal and state net operating loss carryforwards ("NOL") of approximately $1,033,000 and $1,031,000, respectively, available to offset future taxable income. There is $369,000 of Federal NOL incurred in 2018 and 2019 which will be carried forward indefinitely and $664,000 of accumulated Federal NOL incurred in the years before 2018 which will expire in 20 years. The Company's net deferred tax asset

before valuation allowance was approximately $362,000, primarily as a result of net operating losses and amortization of startup costs. As of December 31, 2019, the Company recorded a full valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will not be realized. During 2019, the valuation allowance increased by approximately $70,000 from $292,000 to $362,000.

4. Income Taxes (continued)

At December 31, 2019, management believes the Company did not have any uncertain tax positions. At December 31, 2019, the Company's income tax returns for the years 2016, 2017 and 2018 are subject to examination by the tax authorities.

5. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

6. Commitments

In December 2019, the Company renewed its New York office lease through December 2020. Minimum rental payments attributable to the lease agreement are approximately $58,000. Rent expenses for the year ended December 31, 2019 was approximately $58,000.

Unlu Securities Inc.

(A Wholly-Owned Subsidiary of
ÜNLÜ MENKUL DEGERLER A.S.)

Statement of Financial Condition

Year Ended December 31, 2019